Exhibit 1

PRESS RELEASE

Telenor Will Repel Illegal Assault on Russian Mobile Asset

     (Fornebu, Norway, 13 April 2005) Telenor ASA has pledged to fight back what it regards as an unlawful corporate attack on OAO “Vimpel-Communications”, the Russian mobile operator in which it holds a 26.6 percent stake of the voting shares.

     The assault against VimpelCom, the second-largest mobile operator in Russia, began in October 2004 and has been aimed at undermining the company’s charter and corporate governance. Specifically, parties are seeking to change the voting threshold by which certain strategic decisions, including acquisitions, are made, from a super-majority to a simple majority.

     The attempt to undermine VimpelCom’s corporate governance began in an arbitrazh (business) court in southern Russia’s Krasnodar region, some 1,500 km. from Moscow. A shareholder living in rural Temruk, Victor Makarenko, who owns two shares of common stock, filed suit on October 27, 2004, requesting the court to acknowledge the validity of a proposed acquisition by VimpelCom. The target company is the number-four Ukrainian cellular operator, Ukrainian Radio Systems (trade-named WellCom).

     After filing his initial suit, 25-year-old Makarenko has not personally appeared in court. He became a shareholder only two days prior to filing such suit. To date, Makarenko has commenced three separate actions against VimpelCom. In his second suit, Makarenko obtained a default judgment against VimpelCom on February 13, 2005 in the Temruk District Court purporting to suspend the supermajority provisions of VimpelCom’s charter. Yesterday, a Krasnodar appeals court confirmed the original default judgment.

     “It is clear that VimpelCom is under an escalating attack,” said Telenor spokesman Dag Melgaard. “A decision has been made by Telenor at the highest level to commit all possible resources to repel this illegitimate act.”

     “There are opportunities for further appeal and we will use them,” Melgaard continued. “We are deeply committed to this. In our view, there is no basis in Russian law for the court decisions made to date in this matter. Nor do we believe there is any merit to any of the claims made.”

     Telenor has called on the board of directors and management of VimpelCom to cooperate in eliminating the threat against the company and investigating the origins of the attack. A special subcommittee of the VimpelCom board has been appointed to support VimpelCom’s management in this effort. The text of Mr. Makarenko’s original claim reflected his possession of confidential information regarding WellCom that was available only to members of VimpelCom’s board and senior management.

     In Russian corporate conflicts it is common for aggressors, whose identity remains undisclosed, to use anonymous minority shareholders as proxies to launch such actions as a part of highly complicated strategies to achieve business goals through the appearance of legal means. Such actions are not uncommon in local courts in Russia.

     “We now see ourselves inside a cycle that follows a familiar pattern of corrupt corporate conflicts in Russia today,” Melgaard said. “But just as there are certain methodologies for performing such attacks, there are expert means to counter them. We will use all possible leverage, including direct appeals to top government and political authorities, to end this reprehensible abuse.”

     Yesterday evening, a new board meeting was called for April 22, at the request of a board member who is a representative of Alfa Group, the other major shareholder in VimpelCom, to specifically discuss the acquisition of WellCom. Telenor opposes the agenda for this meeting. “We feel it is imprudent for the board to consider this proposed acquisition at a time when legitimate corporate governance of VimpelCom is suspended due to an attack of this nature,” Dag Melgaard says.

     Earlier a decision had been taken by VimpelCom’s chairman Jo Lunder to leave the question of the WellCom acquisition off the board agenda until the Makarenko cases were resolved and corporate governance was restored at VimpelCom.

     Telenor firmly believes that there is no business merit in the proposed acquisition of WellCom for an estimated US$200 million, and that, if approved by the Board, the acquisition will destroy shareholder value in VimpelCom.

     In a letter dated April 1 addressed to Mr. Lunder, directors representing Telenor stated that “the projected revenue per customer and customer numbers upon which the deal is predicated are significantly overestimated. Meanwhile, the calculated costs associated with building the network, developing market presence, and acquiring customers are far underestimated.”

     “The fact is there are no other known bidders for WellCom,” said Mr. Melgaard. There is no legitimate explanation we have heard that justifies the proposed purchase price of WellCom.”

     “Telenor’s sole aim in this matter is to safeguard shareholder value in VimpelCom by opposing illegal attacks, thereby securing the continued delivery of high quality mobile telecom services to the Russian public. Telenor’s commitment as a long term industrial investor in Russia and the CIS remains strong. We have used our long experience and industry expertise in the mobile telecom sector in our assessment of the proposed acquisition of WellCom, and are confident in our conclusion that it is not a viable case. Hence, we intend to use every effort to prevent a decision being made that we firmly believe will destroy shareholder value in VimpelCom,” says Dag Melgaard.

Further information:

Dag Melgaard, Chief Press Spokesman, Telenor ASA, tel: +47 901 92 000.